CORPACQ GROUP PLC

CorpAcq House, 1 Goose Green

Altrincham, United Kingdom WA14 1DW

VIA EDGAR

February 29, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Isabel Rivera

Re:	CorpAcq Group Plc Amendment No. 3 to Registration Statement on Form F-4 Filed February 21, 2024

File No.: 333-275613

Dear Ms. Rivera:

CorpAcq Group Plc, a public limited company incorporated under the laws of England and Wales (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 26, 2024 (the “Comment Letter”), regarding Amendment No. 3 to the Company’s Registration Statement on Form F-4 filed with the Commission on February 21, 2024 (the “Registration Statement”). Concurrently with the transmission of this letter, we are publicly filing Amendment No. 4 to the Company’s Registration Statement with the Commission through EDGAR (the “Amendment”), which includes changes intended to respond to certain comments included in the Comment Letter.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed each comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amendment.

Amendment No. 3 to Registration Statement on Form F-4

Questions and Answers

Q: What is the amount of net cash per share of..., page 27

1.	We refer you to note (1) to the table on page 28, which indicates that the transaction expenses of $88.8 million exclude a potential U.K. stamp tax charge. We note similar disclosure throughout your filing. Please tell us what consideration you gave to providing an estimate of such charge or a range of possible charges and your basis for the estimate or range.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28-29, 165-166, and 197-199 of the Amendment to address this comment and clarify that (i) the $88.8 million of Transaction Expenses includes estimates as of February 9, 2024 of approximately (1) $8.2 million of excise taxes and (2) $4.0 million, $4.0 million and $4.1 million in potential UK stamp tax charges, calculated as 0.5% of $808.6 million, $808.6 million and $818.2 million, being the approximate aggregate amount of Closing Seller Share Consideration, Closing Seller Class C-2 Consideration and Closing Seller Cash Consideration under the No Redemption Scenario, the $500 Million in Trust Scenario and the Contractual Maximum Redemption Scenario, respectively and (ii) the potential UK stamp tax charges on the Post-Combination Company Ordinary A3 Shares (Base Earnout Shares) element of the consideration payable to the CorpAcq Sellers for the transfer of their CorpAcq shares to the Company pursuant to the CorpAcq Sale or the Drag Along Sale will be approximately equal to 0.5% (rounded up to the nearest £5) of the value, as at the Closing, of such Post-Combination Company Ordinary A3 Shares that are ultimately treated as delivered for UK stamp duty purposes.

U.S. Securities & Exchange Commission

February 29, 2024

The Company respectfully advises the Staff that the Transaction Expenses estimate excludes estimates of potential UK stamp tax charges in relation to the Post-Combination Company Ordinary A3 Shares, as applicable, because it will not have all of the information to enable it to calculate the UK stamp tax charges in respect of the Post-Combination Company Ordinary A3 Shares until Closing. As disclosed in the Amendment, CorpAcq intends to obtain a valuation of the Post-Combination Company Ordinary A3 Shares as at the Closing, which will provide a valuation of the Post-Combination Company Ordinary A3 Shares based on a number of factors deemed appropriate by the valuer.

The Company respectfully advises the Staff that the UK stamp duty charges on the Post-Combination Company Ordinary A3 Shares are not expected to be material to the Post-Combination Company. For illustrative purposes, assuming a valuation of the Post-Combination Company Ordinary A3 Shares of $10.00 (the assumed value of each Post-Combination Company Ordinary A1 Share under the Merger Agreement), the potential amount of UK stamp tax charges on the Post-Combination Company Ordinary A3 shares would not be expected to exceed $685,000, $745,000 and $750,000 in each of the No Redemption Scenario, $500 Million in Trust Redemption Scenario and Contractual Maximum Redemption Scenario, respectively. By way of further examples, assuming a valuation of the Post-Combination Company Ordinary A3 Shares of $9.00 the potential amount of UK stamp tax charges on the Post-Combination Company Ordinary A3 shares would not be expected to exceed $616,500, $670,500 and $675,000 in each of the respective scenarios, and assuming a valuation of the Post-Combination Company Ordinary A3 Shares of $11.00 the potential amount of UK stamp tax charges on the Post-Combination Company Ordinary A3 shares would not be expected to exceed of $753,500, $819,500 and $825,000 in each of the respective scenarios. Further, in calculating the number of Post-Combination Company Ordinary A3 Share that will be treated as delivered for UK stamp tax purposes, the Company expects there may be some level of reduction to the 13.7 million, 14.9 million and 15.0 million Post-Combination Company Ordinary A3 Shares to be issued in the No Redemption Scenario, $500 Million in Trust Redemption Scenario and Contractual Maximum Redemption Scenario, which would reduce the UK stamp tax charges. As a result, the UK stamp tax figures set out in the scenarios above could be considered to be conservative. However, the Company is unable to estimate the potential UK stamp tax charges in relation to the Post-Combination Company Ordinary A3 Shares without a valuation thereof.

On account of that, the Company respectfully submits to the Staff that the Transaction Expenses do not include an estimate for the UK stamp tax charges in relation to the Post-Combination Company Ordinary A3 Shares.

Risk Factors, page 72

2.	We note your risk factor on page 108 that DTC may determine prior to or after the completion of the business combination that your securities are not eligible for deposit and clearance within its facilities. Please disclose the following in the filing:

•	Explain in greater detail why DTC may determine that your securities are not eligible for clearance;

•	Disclose the material terms of the DTC indemnification agreement and file it as an exhibit;

•	Quantify the potential maximum dollar amount of your indemnification for the U.K. stamp duty;

U.S. Securities & Exchange Commission

February 29, 2024

•	Describe the circumstances under which DTC may determine after the completion of the business combination that your securities would not be eligible for clearance;

•	Discuss the potential material impact of your securities not being listed on a U.S. securities exchange and how they would be resold (e.g., alternatives the company has considered and impacts on cost and less efficiencies in pricing); and

•	Under Explanatory Note, Letter to Stockholders and Warrant Holders, and Questions and Answers, where you describe the listing of your securities on Nasdaq, disclose that DTC may determine not to clear the securities and that as a result your securities would not be eligible for continued listing on a U.S. securities exchange and trading in your securities would be disrupted. Also add this risk under Risk Factor Summary.

In addition, to the extent the company revises the risk factor disclosure based on its discussions with DTC, please provide an update on those discussions in your response letter.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages vi, xii, 35, 69, 109-111, and 233 of the Amendment to address this comment.

The Company is still in the process of negotiating the final terms of the special eligibility agreement for securities (“SEAS”) with The Depository Trust Company and intends to file the SEAS as an exhibit to its Form 20-F that will be filed within four business days of the closing of the business combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 315

3.	We note your disclosure elsewhere in the filing that the transaction expenses of $88.8 million exclude a potential U.K. stamp tax charge. Please tell us what consideration was given to disclosing the range of possible results for the U.K. stamp tax charge within your pro forma financial information. Reference is made to Rule 11-02 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company's response to Comment 1. In addition, the Company has revised the disclosure on page 332 of the Amendment to address this comment.

Exhibits

4.	With respect to the legal opinion filed as Exhibit 5.1, we note the following:

•	Section 4.2 assumes material corporate actions necessary to authorize the issuance of the securities have occurred. Please remove this assumption or refile the legal opinion once the requisite corporate approvals have been passed;

•	It is unclear how Section 4.4(d) applies to the securities issued in this offering. Please clarify; and

•	Purchasers of securities in this offering are entitled to rely upon your legal opinion. Please remove the qualification in Section 5.2 referring to reliance "other than as set out above."

Response: The Company respectfully acknowledges the Staff’s comment and have filed a revised legal opinion as Exhibit 5.1 to the Amendment.

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact to our counsel, Michael S. Lee, Esq. at Michael.Lee@reedsmith.com or by telephone at (212) 549-0358.

Sincerely,

/s/ Stephen Scott
Stephen Scott Chief Operating Officer
CorpAcq Group Plc

cc:

Michael S. Lee, Reed Smith LLP

Michael J. Aiello, Weil, Gotshal & Manges LLP